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                                   May 10, 2005
VIA EDGAR

Pamela A. Long
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  PARK-OHIO INDUSTRIES, INC.
     REGISTRATION STATEMENT ON FORM S-4
     FILED MARCH 30, 2005
     FILE NUMBER 333-123665

     PARK-OHIO HOLDINGS CORP.
     FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Dear Ms. Long:

      Reference is made to your letter, dated April 28, 2005, regarding comments by the staff of the Securities and Exchange Commission (the "Commission") with respect to the above-mentioned registration statement of Park-Ohio Industries, Inc. (the "Company") and Form 10-K for the year ended December 31, 2004 of Park-Ohio Holdings Corp. ("Holdings"). Today, in response to your letter, the Company is filing with the Commission amendment no. 1 to the registration statement filed with the Commission on March 30, 2005.

      Below are the Company's and Holdings' respective responses to each comment in your letter. For the convenience of the staff, the Company has repeated each of your comments before the response. Unless otherwise indicated, page references included in the body of the Company's responses are to amendment no. 1 to the registration statement.

                          FORM S-4 FILED MARCH 30, 2005

Cover Letter

1. Please revise your cover letter to state that you intend to rely on the position the staff has taken in Exxon Capital Holdings Corporation (May 13, 1988) and subsequent related no action letters and to include the representations included in Shearman & Sterling (July 2, 1993).

      In the Company's letter to you dated March 30, 2005, the Company included certain representations that were set forth in the Exxon Capital Holdings Corp., Morgan Stanley and Shearman & Sterling no action letters. The Company confirms that it is registering

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Pamela A. Long
Securities and Exchange Commission
May 10, 2005
Page 2

      the exchange offer in reliance upon these letters and for ease of reference, the Company reaffirms its representations as follows:

      In accordance with the Commission's position set forth in Exxon Capital Holdings Corporation (available May 13, 1988) and subsequent related no action letters, the Company makes the following representations to the
      Commission:

      (1) The Company has not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer and, to the best of the Company's information and belief, each person participating in the exchange offer is acquiring the exchange notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the exchange offer.

      (2) The Company will make each participant in the exchange offer aware (through the exchange offer prospectus or otherwise) that if such person is participating in the exchange offer for the purpose of distributing the exchange notes to be acquired in the exchange offer, such person (a) cannot rely on the position enunciated in Exxon Capital Holdings Corporation or interpretive letters to similar effect, (b) may be a statutory underwriter and (c) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 (the "Securities Act"), in connection with a secondary resale transaction. The Company will include a statement in the transmittal letter or similar documentation that by delivering the prospectus, a participant in the exchange offer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the exchange notes should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

      (3) The Company will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the exchange offer, representations to the effect that (a) the exchange offeree is acquiring the exchange notes in its ordinary course of business, (b) by accepting the exchange offer, the exchange offeree represents to the Company that such offeree is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in a distribution of the exchange notes and (c) the offeree is not an affiliate of the Company.

Cover Page

2. As currently represented, the offer could be open for less than twenty full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what

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Pamela A. Long
Securities and Exchange Commission
May 10, 2005
Page 3

      ultimately may be the twentieth business day following commencement. See Question and Answer 8 in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Exchange Act Rule 14e-1.

      The Company confirms that the exchange offer will remain open at least through midnight on the twentieth business day of the offering period.

3. To the extent additional subsidiaries of the company come into existence and are made guarantors on the exchange notes prior to the expiration of the offering period, we assume you will update the facing page, the signature pages, and financial statements to reflect the additional guarantors.

      In the event additional subsidiaries of the Company come into existence and are required to be made guarantors on the exchange notes pursuant to the terms of the indenture governing the exchange notes prior to the expiration of the offering period, the Company confirms that it will update the facing page, the signature pages and financial statements to reflect the additional guarantors.

Market and Industry Data, page i

4. You may not disclaim responsibility for your disclosure. Also, you should not use data that you do not believe is accurate. Therefore, remove the disclosure that you make no representations about the accuracy of your document.

      The Company removed the disclosure disclaiming responsibility for the accuracy of the document.

Summary, page 1

5. We note your summary contains a lengthy description of the company's business and business strategy. Further, we note the identical disclosure appears later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company's business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of SEC Release No. 33-7497 (Jan. 28,
      1998).

      The Company revised the summary to highlight key aspects of the Company's business. The summary no longer contains a lengthy description of the Company's business and business strategy.

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Pamela A. Long
Securities and Exchange Commission
May 10, 2005
Page 4

Summary, Historical Consolidated Financial Data, page 10

6. We note that you present EBITDA because you believe it "could" be useful to investors in assessing your operating performance. Item 10 of Regulation S-K requires you to provide a statement disclosing the reasons why management believes a non-GAAP measure they present is useful to investors. Please provide such a statement or omit the non-GAAP measure you present. In addition, if you continue to present this non-GAAP measure, revise the disclosures related to its limitations to address the potential limits of excluding income taxes.

      The Company removed the disclosure of EBITDA throughout the exchange offer prospectus.

Risk Factors, page 13

To service our indebtedness, we will require a significant amount of cash . . ., page 14

7.    Please quantify your debt service obligations.

      The Company revised the risk factor on page 11 to quantify the Company's debt service obligations.

8. Please add risk factor disclosure at appropriate places to disclose that your credit facility is secured by substantially all of your assets and that a significant portion of your debt is at a variable rate of interest, which could increase your interest expense in the event that interest rates rise.

      The Company revised the disclosure to include the following two additional risk factors on pages 11 and 13 to disclose that the Company's credit facility is secured by substantially all of its assets and that a significant portion of its debt is at a variable rate of interest, which could increase its interest expense in the event that interest rates rise:

            - "We have variable rate indebtedness that subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly"; and

            - "Because indebtedness under our revolving credit facility is secured by substantially all of our assets, our assets may not be available to pay amounts due on the exchange notes."

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Pamela A. Long
Securities and Exchange Commission
May 10, 2005
Page 5

Disclaimer Regarding Forward-Looking Statements, page 23

9. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

      The Company removed the reference to the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995.

MD&A - Results of Operations, page 29

10. To the extent practicable, quantify the impact of each factor you identify as impacting your results of operations.

      The Company revised the discussion of its results of operations to quantify the impact of each factor identified to the extent practicable.

MD&A - Liquidity and Sources of Capital, page 32

11. We note that you present Defined EBITDA because it is a measure used in certain debt covenants. Revise your presentation of this non-GAAP measure to comply with the guidance in Question 10 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

      The Company removed the disclosure of Defined EBITDA throughout the exchange offer prospectus.

12. Disclose and discuss why accounts receivable increased at a significantly higher rate than sales during 2004.

      The Company has revised the disclosure on page 31 to describe why accounts receivable increased at a significantly higher rate than sales during 2004.

13. Revise the table of contractual obligations to include the cash requirements for interest and post-retirement obligations. Refer to Release No. 33-8350.

      The Company revised the table of contractual obligations to include the cash requirements for interest and post-retirement obligations.

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Pamela A. Long
Securities and Exchange Commission
May 10, 2005
Page 6

MD&A - Environmental, page 36

14. Based on your current disclosures, we assume that you do not believe a material additional loss related to the identified environmental sites and asbestos claims is "reasonably possible." If an additional material loss is reasonably possible, provide the additional disclosures required by SAB 5:Y and SFAS 5.

      The Company confirms that it does not believe a material additional loss related to the identified environmental sites and asbestos claims is "reasonably possible." This belief is based upon management's continuing assessment of the sites and the strengths and weaknesses of the specific claims, the Company's defenses and insurance coverages available with respect to these sites and these claims and the probability and expected magnitude of reasonably anticipated future environmental and asbestos-related claims. If facts and circumstances change in the future, however, the Company will modify its disclosures as appropriate.

Legal Proceedings, page 47

15. It appears that you may not have provided all of the information required by Item 103 of Regulation S-K. Supplementally advise us, with a view towards disclosure, whether the remaining asbestos cases specify a dollar amount and whether the aggregate amount of specified damages exceeds ten percent of your current assets as of December 31, 2004. In the event additional disclosure is required because the threshold noted above has been triggered, please provide the required disclosures.

      The Company supplementally advises that in substantially all of the remaining asbestos cases, pursuant to local pleading requirements, the plaintiffs either do not provide the specific amount of damages they are seeking in their complaints and instead only allege damages in excess of a required threshold amount or they are not permitted to allege any amount of damages. The Company believes that its likely exposure in these asbestos cases is immaterial.

      Historically, the Company has been dismissed from these types of lawsuits on the basis that the plaintiff incorrectly sued one of our subsidiaries when it should have sued an unrelated predecessor company or because the plaintiff failed to identify any asbestos-containing product manufactured or sold by the Company or its subsidiaries. The Company expects to continue to be successful in obtaining dismissals without payment from these lawsuits.

      Notwithstanding the foregoing, there are, however, four remaining asbestos cases that plead specified damage amounts against our subsidiaries and a number of other defendants (the "Four Cases"). In three of the Four Cases, the plaintiff alleges compensatory damages in the amount of $3.0 million for each of four causes of action and $1.0 million for another cause of action and punitive damages in the amount of $10.0 million. In the other case, the plaintiff alleges compensatory damages in the amount of $20.0 million for each of three causes of action and $5.0 million for another cause of action and punitive damages in the amount of $20.0 million. However, it should be noted that the plaintiffs in the Four Cases are free to allege damages in the complaint without substantiation, and these amounts do not correspond to actual damages that may be assessed or to settlement value. The Company believes that its likely exposure in the Four Cases is immaterial. Similar to the cases successfully dismissed, in each of the Four Cases plaintiff incorrectly sues one of our subsidiaries when it should have sued an unrelated predecessor company or sues an entity that never manufactured or sold an asbestos-containing product. Accordingly, the Company does not believe that the resolution of any of the Four Cases will have a material adverse effect on the Company's results of operations, liquidity or financial position.

      Additionally, the Company's cost of defending these lawsuits has not been material to date and, based upon available information, the Company's management does not expect its future costs for asbestos-related lawsuits to have a material adverse effect on the Company's results of operations, liquidity or financial position.


Description of Other Indebtedness, page 55

16. We note your statement that a cross-default on your other debt would constitute an event of default on your revolving credit facility. Please elaborate on the terms of your outstanding indebtedness relating to events of default if a default could result in the acceleration of such indebtedness and therefore an event of default under the indenture. If the violation of financial covenants you have made in connection with other indebtedness would ultimately result in an event of default under the indenture, please describe those covenants as they would be in effect from time to time throughout the term of the exchange notes. Finally, if a default in any of the terms of your outstanding indebtedness could result in the acceleration of that indebtedness and therefore an event

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Pamela A. Long
Securities and Exchange Commission
May 10, 2005
Page 7

      of default under the indenture, please include a risk factor discussing this possibility and the company's ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

      The Company revised the discussion on pages 53 and 54 to elaborate on the terms of its outstanding indebtedness that could result in an event of default under the indenture. In addition, the Company has included additional disclosure in the risk factor on page 12 that discusses the possibility that a default under the terms of the Company's outstanding indebtedness could result in acceleration of that indebtedness, would therefore constitute an event of default under the indenture and would affect the Company's ability to repay all accelerated indebtedness, including the exchange notes.

Expiration Date; Extensions; Amendments, page 59

17. We note disclosure that you reserve the absolute right to waive the satisfaction of conditions of the exchange offer as to any particular outstanding notes. Revise this disclosure to indicate that to the extent you waive any condition of the offer, you will waive that condition for all holders of the outstanding notes.

      The Company revised its disclosure on page 57 to indicate that to the extent the Company waives any condition of the exchange offer, it will waive that condition for all holders of the outstanding notes.

Conditions, page 60

18. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

      The Company revised its disclosure on page 58 to indicate that all exchange offer conditions, except those related to the receipt of government regulatory approval necessary to consummate the offer, must be satisfied or waived at or before the expiration of the exchange offer.

Certain U.S. Federal Income Tax Considerations . . . page 110

19. Revise this subheading as well as the disclosure that follows to clarify that you are discussing all "material," rather than "certain" or "certain material" tax considerations.

      The Company revised the subheading, as well as the disclosure that follows it, to clarify that the Company is discussing all "material," rather than "certain" or "certain material" tax considerations.

Pamela A. Long
Securities and Exchange Commission
May 10, 2005
Page 8

20. Delete the statement that the discussion is "for general information only" and similar language that appears at the bottom of page 115 discussing ERISA considerations. This language may suggest that you do not have full responsibility under the federal securities laws for this discussion. Note that we do not object to the statement that purchasers should consult their tax advisors with respect to their particular circumstances.

      The Company deleted the statement that the discussion is "for general information only" and similar language discussing ERISA considerations that appeared at the bottom of page 115 of the Company's Form S-4 filed on March 30, 2005.

Legal Matters

21.   Please identify counsel who will pass on the validity of the guarantees.

      The Company revised the disclosure on page 114 to identify the counsel who will pass on the validity of the guarantees.

Consolidated Financial Statements

General

22. We note that you refer to "independent actuaries," an "outside consultant," and an "independent appraisal firm" in the notes to your financial statements. Either identify these experts or delete your references to them. We remind you that if you identify and refer to experts, you must include their consent. Refer to Section 436(b) of Regulation C.

      The Company deleted its references to the independent actuaries, outside consultant and independent appraisal firm that the Company referenced in its financial statements.

23.   Provide the disclosures required by Schedule II.

      Because the information required by Schedule II is either immaterial to the Company or has been included in the Notes to the Company's Consolidated Financial Statements, the Company has omitted Schedule II. The allowance for doubtful accounts and the inventory reserve represent approximately 1% and 5%, respectively, of the Company's current assets at December 31, 2004. Product warranty liability information is presented in Note F to the Consolidated Financial Statements.

Note A - Summary of Significant Accounting Policies, page F-7
Inventories, page F-7

24. Separately state in-process inventory and finished good inventory. Refer to Rule 5-02-6(a) of Regulation S-X.

      The Company has separately stated in-process inventory and finished goods inventory.

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Pamela A. Long
Securities and Exchange Commission
May 10, 2005
Page 9

Property, Plant and Equipment, page F-7

25. Clarify the distinction between "major additions" and "betterments." Tell us why you charge betterments to accumulated depreciation and tell us the accounting literature that supports that policy. In addition, tell us the amount of betterments you charged to accumulated depreciation during each period.

      The Company has revised its disclosure on page F-7 to clarify its capitalization policy. "Major additions" would constitute capital expenditures as opposed to expenditures for repairs and maintenance, which are charged to operations. "Betterments" constitute major overhauls that extend the useful life of an existing asset. The Company based this policy on the guidance contained in the "Miller GAAP Guide - Improvement of Depreciable Assets." The Company had no charges to accumulated depreciation relating to "Betterments" during the three-year period ended December 31, 2004 and has discontinued the use of this policy, which had been used primarily with respect to its locomotive crankshaft forging plant that is no longer operational.

Income Taxes, page F-7

26. Confirm to us, and revise your accounting policy and the disclosures in note H and MD&A, to clarify that you record a tax valuation allowance if, based on the weight of available evidence, it is "more likely than not" that some portion or all of your deferred tax assets will not be realized as required by paragraph 17 of SFAS 109. If your policy is other than as stated above, tell us how it complies with SFAS 109.

      The Company confirms that its policy is to record a tax valuation allowance if, based on the weight of available evidence, it is more likely that not that some or all of its deferred tax assets will not be realized under SFAS 109. Accordingly, the Company has revised its disclosure on pages 33, 34 and F-8.

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Pamela A. Long
Securities and Exchange Commission
May 10, 2005
Page 10

Revenue Recognition, page F-8

27. We note that you recognize a majority of your revenue "when title is transferred to the customer, typically upon shipment." Please clarify each circumstance (excluding long-term contracts) when you recognize revenue other than upon shipment and demonstrate how your policy for each such circumstance complies with SAB 101 or, if there aren't any such circumstances, delete the term "typically" from your policy. In addition, based on your disclosures it appears to us that you provide services. Disclose when and how you recognize service revenues and, if applicable, separately disclose service revenues and costs and required by Rule 5-03 of Regulation S-X. Provide us a comprehensive explanation of how you generate revenues and address if and how you have applied the guidance set forth in EITF 00-21 for arrangements that include product and service deliverables.

      The Company confirms that the majority of its revenue is recognized upon shipment. The exceptions relate to contracts accounted for on the percentage-of-completion method (as described below in the response to comment 28) and short-term contracts where the portion of the contract representing the final payment is deferred and recorded upon completion of installation and final customer acceptance in accordance with SAB 101, SAB 104 and EITF 00-21.

      The Company provides services primarily at its capital equipment units (field service technical support) and ILS locations (warehouse service that consists of third-party material management under ILS's just-in-time program for its customers). Revenue is recognized at the time the services are completed. Total service revenue was approximately 1% of the Company's consolidated revenues for the years ended December 31, 2004, 2003 and 2002.

28. Provide us a more comprehensive explanation of the nature of your long-term contracts and demonstrate to us how and why you determined that the percentage of completion method of accounting is appropriate and complies with SOP 81-1.

      The Company's capital equipment units enter into contracts to engineer, manufacture, build and install equipment, primarily heat induction and pipe threading equipment, to the customers' specifications. The life of a contract ranges from six months to beyond one year, and a contract requires customer deposits at various milestones specified in the contract. Installation of the equipment at the customer site is usually the last milestone.

      The Company uses the percentage-of-completion method of accounting for its long-term contracts when (1) estimates of costs to complete and extent of progress toward completion of the contracts are reasonably dependable, (2) the contracts have enforceable rights of the parties, specifying goods or services to be provided and received, consideration to be exchanged, and the manner of settlement and (3) both parties to the

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Pamela A. Long
Securities and Exchange Commission
May 10, 2005
Page 11

      contract are expected to fulfill their contractual obligations. The Company's policy is appropriate and complies with SOP 81-1.

Note E - Other Assets, page F-12

29.   Disclose your accounting policy for software development costs.

      The Company revised its disclosure on page F-8 to include its accounting policy for software development costs.

Note F - Accrued Expenses, page F-13

30. Present an analysis of the product warranty accrual for each year that an income statement is presented as required by paragraph 14.b of FIN 45.

      The Company revised its disclosure on page F-13 to include an analysis of the product warranty accrual for each year that an income statement is presented as required by 14.b of FIN 45.

Note N - Restructuring and Unusual Charges

31.   Disclose how you determine the fair value of idle assets.

      The Company revised its disclosure on page F-24 to include how it determines the fair value of idle assets.

Note P - Supplemental Guarantor Information

32. Disclose that all the guarantor subsidiaries are "100% owned" as defined by Rule 3-10(h)(1) of Regulation S-X. We note you use the term "wholly-owned," however, that term s defined in Rule 1-02(aa) of Regulation S-X and is not the same as the term "100% owned." If all the guarantor subsidiaries are not "100% owned," tell us how your presentation complies with Rule 3-10 of Regulation S-X.

      The Company revised its disclosure to provide that all guarantor subsidiaries are 100% owned.

Pamela A. Long
Securities and Exchange Commission
May 10, 2005
Page 12

Opinion of Jones Day, Exhibit 5.1

33. The legality opinion must opine on the corporate laws of the state of incorporation for each of the guarantor subsidiaries. Therefore, please have counsel confirm in writing that it concurs with our understanding that counsel is opining on all applicable statutory provisions of Illinois, Pennsylvania, and Ohio law, including the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations. In addition, an opinion under Delaware law must be provided for Lallegro, Inc.

      Attached hereto is a letter from Jones Day, counsel to the Company, confirming that it concurs that it is opining on all applicable statutory provisions of Delaware, Illinois, Pennsylvania and Ohio corporate and limited liability company law, including the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations. In addition, Jones Day has revised its opinion, which is attached as Exhibit 5.1 to the Company's amended registration statement filed herewith, to include an opinion under Delaware law with respect to Lallegro, Inc.

              PARK-OHIO HOLDINGS CORP. FORM 10-K FOR THE YEAR ENDED
                                DECEMBER 31, 2004

General

34. To the extent applicable, revise your future filings to comply with the comments related to the Form S-4 filed by your subsidiary.

      Holdings will, to the extent applicable, revise its future filings to comply with the comments related to the Form S-4 filed by the Company.

Note I, Stock Plan, page 41

35. In future filings, please present the information in the table related to options outstanding at year end in a format where the exercise prices are segregated into meaningful ranges. Refer to paragraph 48 of FAS 123.

      Holdings will, in future filings, present the information in the table related to options outstanding at year end in a format where the exercise prices are segregated into meaningful ranges.

Item 9A. Controls and Procedures - Evaluations of disclosure controls and procedures, page 52

36. We note the disclosure that your Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and

Pamela A. Long
Securities and Exchange Commission
May 10, 2005
Page 13

      submitted under the Exchange Act is recorded, processed, summarized, and reported as and when required. Confirm and revise future annual and quarterly filings to:

            - clarify, if true, that your officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level rather than in all material respects and

            - clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding the required disclosures. See Exchange Act Rule 13a-15(e). Alternatively you may disclose that your officers concluded that your disclosure controls and procedures are effective without subsequently defining disclosure controls and procedures.

      Holdings confirms that its Chief Executive Officer and Chief Financial Officer concluded that Holdings' disclosure controls and procedures were effective at the reasonable assurance level. Holdings also confirms that its officers concluded that its disclosure controls and procedures were also effective for the purpose of ensuring that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding the required disclosures. In future annual and quarterly filings, Holdings will make a determination as to whether its disclosure controls and procedures are effective without subsequently defining disclosure controls and procedures.

      Please contact the undersigned at (216) 692-7004 if you have any further questions concerning these filings. Thank you for your attention to this matter.

                                                  Very truly yours,

                                                  /s/ Robert Vilsack, Esq.

cc: Christopher M. Kelly, Esq.
    Michael J. Solecki, Esq.